October 10, 2003

Dear Shareholder:

        Collins Industries, Inc. ("Collins") is offering to purchase up to 1,100,000 shares of its common stock from existing shareholders at a cash price as set forth in the enclosed Offer to Purchase.

        We are conducting the tender offer through a procedure commonly referred to as a "modified Dutch auction." This procedure allows you to select the price at which you are willing to sell, or "tender," all or part of your shares to Collins within the price range stated above. Upon expiration of the tender offer, we will select the lowest purchase price that will allow us to purchase 1,100,000 shares. Collins has also the right to purchase additional shares in an amount up to 2% of our outstanding shares. All shares purchased in the tender offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 1,100,000 shares are tendered. If you are a registered holder and tender your shares directly to the depositary, no brokerage fees or commissions will be charged to you.

        The tender offer is explained in detail in the enclosed Offer to Purchase and letter of transmittal. We encourage each shareholder to read carefully the enclosed materials. Neither Collins nor the Board of Directors makes any recommendation to shareholders whether to tender or refrain from tendering shares to Collins. You should make your decision independently after consulting with your advisors.

        To assist us with this tender offer, we have engaged Mellon Investor Services LLC to serve as the information agent. Representatives from this firm may contact you by phone to make sure you have received the tender offer materials and to answer any questions you may have. If you need additional information or additional forms, please call the information agent toll free at (800) 414-2879.

        Unless otherwise extended, the tender offer will expire at 5:00 p.m. Eastern time on November 21, 2003. We again encourage you to read carefully the enclosed material.

Sincerely,

Donald Lynn Collins, President and Chief Executive Officer